SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  03 October 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director PDMR/Shareholding dated 24 September 2014
99.2	Total Voting Rights dated 01 October 2014

99.1

24 September 2014

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In relation to the announcement on 8 April 2013 regarding an award on 5 April 2013 to Kenneth Macpherson, a Person Discharging Managerial Responsibilities, of conditional rights over 11,695 ordinary shares in the Company, to be released in three tranches, the Company announces that, on 23 September 2014, it received notification that 2,973 ordinary shares of 15 265/329 pence (net of income tax and social security liabilities) were released for no consideration to Kenneth Macphearson on 22 September 2014.

---------------Ends--------------

For further information, please contact:
Corporate Legal and Secretarial (Nicolette Henfrey): +44(0) 1895 512 000

99.2

InterContinental Hotels Group PLC (the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 30 September 2014, the Company's issued share capital consisted of 247,655,712 ordinary shares of 15 265/329 pence each with voting rights and the Company held 11,538,456 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company was 236,117,256.

The above figure, 236,117,256 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	03 October 2014